FORM 11-K



03025909

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549



SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C. 155 SECTION

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]**

For the year ended: December 31, 2002

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from ________ to ________

Commission file number 0-19725

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

L. Perrigo Company Profit-Sharing and Investment Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Perrigo Company
515 Eastern Avenue
Allegan, MI 49010



PROCESSED
JUL 0 1 2003
THOMSON
FINANCIAL

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L. Perrigo Company Profit-Sharing and Investment Plan
(Name of Plan)

Date: June 27, 2003

Douglas R. Schrank
Executive Vice President and Chief Financial Officer
Principal Accounting and Financial Officer
Perrigo Company

L. Perrigo Company Profit-Sharing and Investment Plan

Financial Statements and Schedule

For The Years Ended December 31, 2002 and 2001

L. Perrigo Company
Profit-Sharing and Investment Plan

Contents



BDO Seidman, LLP
Accountants and Consultants

99 Monroe Avenue NW, Suite 800
Grand Rapids, Michigan 49503-2698
Telephone: (616) 774-7000
Fax: (616) 776-3680

Independent Auditors' Report

Board of Directors
Perrigo Company
Allegan, Michigan

We have audited the accompanying statements of net assets available for benefits of L. Perrigo Company Profit-Sharing and Investment Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of L. Perrigo Company Profit-Sharing and Investment Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the plan administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Grand Rapids, Michigan
May 30, 2003

L. Perrigo Company
Profit-Sharing and Investment Plan

Statements of Net Assets Available for Benefits

December 31,	**2002**	2001
Investments, at fair value (Note 2):		
Cash equivalents:		
Cash	**$ 1,637**	$ -
Putnam Money Market Fund	**9,430,976***	7,446,184*
Mutual funds:		
Neuberger Berman Genesis Trust	**3,211,023**	1,474,976
Van Kampen Growth and Income Fund	**14,458,936***	16,652,775*
Pimco Total Return Institutional	**7,292,612***	5,364,026*
Putnam Vista Fund	**10,889,988***	15,029,815*
ABN AMRO/Chicago Growth Fund	**169,197**	-
MSDW Institutional Small Company Growth Class B	**7,246,620***	7,907,701*
Putnam Growth Opportunities Fund	**8,021,994***	11,010,928*
Dodge & Cox Balanced Fund	**10,542,736***	-
Putnam Asset Allocation Balanced Portfolio	**-**	13,021,724*
Putnam International Growth Fund	**3,749,280**	3,522,087
Common collective trust:	**-**	-
Putnam S & P 500 Fund	**7,358,180***	9,499,758*
Perrigo Company common stock:		
Participant directed	**8,100,293***	6,013,247*
Non-participant directed	**-**	2,082,133
Participant loans	**2,794,427**	3,155,415
Total investments	**93,267,899**	102,180,769
Receivables:		
Participant contributions	**111,128**	122,426
Employer contributions	**169,284**	47,922
Total receivables	**280,412**	170,348
Net Assets Available for Benefits	**$93,548,311**	$102,351,117

See accompanying notes to financial statements.

* Represents 5% or more of net assets available for benefits.

L. Perrigo Company
Profit-Sharing and Investment Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	**2002**	2001
Additions		
Contributions:		
Participant	**$ 6,511,520**	$ 6,530,655
Employer	**6,815,653**	2,211,319
Investment income:		
Interest income from cash equivalents and participant loans	**281,041**	205,924
Net loss from mutual funds and common collective trust	**(16,162,931)**	(13,443,594)
Net gain (loss) from Perrigo Company common stock:		
Participant directed	**294,960**	597,320
Non-participant directed	**87,876**	(370,613)
Total additions (decreases)	**(2,171,881)**	(4,268,989)
Deductions		
Distribution of benefits to participants	**6,617,327**	5,349,029
Administrative fees	**13,598**	11,080
Total deductions	**6,630,925**	5,360,109
Net decrease	**(8,802,806)**	(9,629,098)
Assets transferred from other plan (Note 1)	**-**	52,846,351
Net Assets Available for Benefits, beginning of year	**102,351,117**	59,133,864
Net Assets Available for Benefits, end of year	**$ 93,548,311**	$ 102,351,117

See accompanying notes to financial statements.

1. Plan Description

The following description of the L. Perrigo Company Profit-Sharing and Investment Plan (formerly the L. Perrigo Investment Plan and Trust) (Plan) provides only general information. Participants should refer to the plan agreement or plan summary for a more complete description of the Plan's provisions.

Merger

The L. Perrigo Company Profit-Sharing Plan and Trust merged into the Plan as of January 11, 2002. All assets of the L. Perrigo Company Profit-Sharing Plan and Trust were transferred to the Plan.

General

The Plan is a defined contribution plan in which substantially all employees of L. Perrigo Company, Perrigo Company of South Carolina, Perrigo Sales Company and Perrigo International, Inc. (Company) are eligible to participate. The minimum term of service for employees to participate in the Plan is four consecutive months of service in which an employee works at least 83 hours in each month. Plan entry dates are at the beginning of each payroll period after the minimum term requirements are satisfied. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an administrative committee (Committee).

Contributions

A participant may contribute to the Plan annually an amount not less than 1% and not more than 50% of his or her compensation. The Company has agreed to match employee contributions per plan year at the rate of 100% of the first 2% of employee contributions and 50% of the next 2% of employee contributions. The minimum term of service for employees to be eligible for employer matching contributions in the Plan is one year. Amounts credited to a participant's investment account relating to participant contributions and employer matching contributions are 100% vested at all times. The Company has the right under the Plan to discontinue such contributions at any time.

The Company has agreed to voluntarily contribute such amounts as determined by the board of directors of the Company. The Employer's voluntary contribution is allocated based on the ratio of the participant's eligible compensation to aggregate participants' eligible compensation for the year. Vesting of the Employer's voluntary contribution begins at 33% when two years of service are met and then increases at a rate of 33% for each additional year of service until 100% is reached after four years.

Participants direct the investment of their contributions, the employer matching contribution and the Employer's voluntary contribution into various investment options offered by the Plan. Currently, the Plan offers mutual funds, a common collective trust and the Company's common stock as investment options for plan participants.

Participant Accounts

Earnings and net gains and losses are allocated to the accounts of participants in the proportion that their account balance in each fund as of the beginning of the year, reduced by withdrawals or distributions during the year, bears to the aggregate account balances of all participants.

Participant Loans

Participants may, with the consent of the Committee, borrow an amount not to exceed the lesser of 50% of their account balance or $50,000. The amount must be at least $1,000. The loans are secured by 50% of the balance in the participant's account and bear interest in accordance with the Plan. All loans must be repaid within five years, except for loans used to acquire or rehabilitate a principal residence. Interest rates ranged from 6.25% to 11.5% at December 31, 2002. The loans are repaid ratably through payroll deductions. The interest earned on participant loans is allocated to the respective funds, in accordance with participant elections.

Withdrawals

A participant may elect to withdraw up to an amount equal to the balance in the participant's elective contribution account on the allocation date coinciding with or immediately preceding the date of withdrawal, provided the Committee determines that: (1) the purpose of the withdrawal is to meet an immediate and heavy financial need of the participant, (2) the amount of the withdrawal does not exceed such financial need, (3) the amount of the withdrawal is not reasonably available from other resources of the participant, and (4) all available plan loans have been taken.

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account or annual installments. Participants may also elect to transfer their account balance into another qualified retirement plan.

Trustee Fees

There were no trustee fees paid by the Company for the years ended December 31, 2002 and 2001, respectively. Trustee fees not paid by the Company were paid by the Plan.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements requires estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in mutual funds, common collective trust and Perrigo Company common stock are stated at fair value based on quoted market prices. Participant loans are stated at cost, which approximates fair value. Investment purchases and sales are recorded on a trade-date basis. Interest is recorded on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

3. Assets in Trust Fund

Under the terms of the trust agreement with Putnam Fiduciary Trust Company (Putnam), the custodian manages the trust fund on behalf of the Plan. Putnam has discretionary investment authority over the investments held in each investment option made available to participants, except for the investments in Perrigo Company common stock.

4. Related Party Transactions

Certain Plan investments throughout the year represented shares of various types of investments that were managed by Putnam. These transactions qualify as party-in-interest.

5. Plan Termination

Although it has not expressed any intent to do so, the Employer has the right to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination, all participants will become fully vested in their accounts.

6. Income Tax Status

The Plan obtained its latest determination letter on October 22, 1996, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (Code). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

L. Perrigo Company
Profit-Sharing and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 38-0920980
Plan Number: 003

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Cash equivalents:			
	Cash		**	$ 1,637
*	Putnam Money Market Fund		**	9,430,976
	Mutual funds:			
	Neuberger Berman Genesis Trust		**	3,211,023
	Van Kampen Growth and Income Fund		**	14,458,936
	Pimco Total Return Institutional		**	7,292,612
*	Putnam Vista Fund		**	10,889,988
	ABN/AMRO Chichago Growth Fund		**	169,197
	MSDW Institutional Small Company Growth Class B		**	7,246,620
*	Putnam Growth Opportunities Fund		**	8,021,994
	Dodge & Cox Balanced Fund		**	10,542,736
*	Putnam International Growth Fund		**	3,749,280
	Common collective trust:			
*	Putnam S & P 500 Fund		**	7,358,180
	Perrigo Company common stock			8,100,293
*	Participant loans	(6.25% to 11.5%)	**	2,794,427

* A party-in-interest as defined by ERISA.

** The cost of participant-directed investments is not required to be disclosed.